Mail Stop 3561

March 17, 2008

By Facsimile and U.S. Mail

Chris Sharng, Chief Executive Officer
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, TX 75234

>   **Re: Natural Health Trends Corp.**
>   **Form 10-K filed March 28, 2007**
>   **Form 10-Q filed November 14, 2007**
>   **File No.'s 000-26272**

Dear Mr. Sharng:

We have completed our review of your Form 10-K and above referenced filing have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief